Digital Cinema Destinations Corp.

250 East Broad Street

Westfield, New Jersey 07090

April 13, 2012

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Digital Cinema Destinations Corp.

Registration Statement on Form S-1

File No. 333-178648

Dear Mr. Webb:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digital Cinema Destinations Corp. ("Digital") respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-178648) (the "Registration Statement") be declared effective at 3:00 p.m. (Washington D.C. time), on April 16, 2012, or as soon thereafter as practicable.

        In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Digital acknowledges that:

1.

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Digital from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

Digital may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Joseph L. Cannella at (212) 561-3633 or Mark Orenstein at (212) 561-3638 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ A. Dale Mayo ____________________________________ A. Dale Mayo Chief Executive Officer and Chairman Digital Cinema Destinations Corp.